UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POINT Biopharma Global Inc.

Common Stock, $0.0001 par value

(Title of Class of Securities)

88339T103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339T103	Page 2 of 7

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,500,000

9	Aggregate amount beneficially owned by each reporting person. 2,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.8%*
12	Type of reporting person OO

*

Based on 90,121,794 shares of common stock outstanding as of November 8, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2021.

CUSIP No. 88339T103	Page 3 of 7

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,500,000

9	Aggregate amount beneficially owned by each reporting person. 2,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.8%*
12	Type of reporting person CO

*	Based on 90,121,794 shares of common stock outstanding as of November 8, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 88339T103	Page 4 of 7

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,500,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,500,000

9	Aggregate amount beneficially owned by each reporting person. 2,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.8%*
12	Type of reporting person IN

*	Based on 90,121,794 shares of common stock outstanding as of November 8, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G filed on July 20, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 1(a).	Name of Issuer:

POINT Biopharma Global Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4850 West 78th Street

Indianapolis, IN 46268

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by the Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

88339T103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The Reporting Persons beneficially own 2,500,000 shares of Common Stock.

(b) Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Persons represent 2.8% of the Issuer’s outstanding Common Stock based on 90,121,794 shares of Common Stock outstanding as of November 8, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on November 12, 2021.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 2,500,000 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 2,500,000 shares of Common Stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

With respect to each Reporting Person:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated July 20, 2020, among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on July 20, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually